15th Floor, Oliver Street Tower
125 High Street
Boston, MA  02110-2736
617.204..5100
Fax 617.204.5150

Steven R. London
direct dial:  +1 617.204.5107
direct fax:  +1 617.204.5150
londons@pepperlaw.com

December 2, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Kevin L. Vaughn

Re:	Pressure BioSciences, Inc. Form 10-K for the year ended December 31, 2008 File No. 0-21615

Dear Mr. Vaughn:

On behalf of Pressure BioSciences, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 20, 2009, relating to the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended September 30, 2009.

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Stockholders’ Equity, page 11

1.
SEC Comment - We note from your response to our prior comment 7 that you have not made any adjustment for the deemed dividend to preferred shareholders in your earnings per share calculation.  Please tell us why you are not required to adjust your net loss attributable to common stockholders for the deemed dividend.  Please cite any authoritative literature upon which you are relying.

Company Response – The Company will revise future filings to reconcile the deemed dividend to preferred shareholders in our earnings per share calculation in accordance with ASC 260-10-45-2.A.

In connection with the response to the Staff’s comments, attached is a letter from the Company with respect to the required acknowledgements.

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to my attention at 617.204.5107.

Very truly yours,

/s/ Steven R. London

Steven R. London

cc:	Richard T. Schumacher, President and Chief Executive Officer, Pressure BioSciences, Inc.

December 2, 2009

US Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E
Washington DC 20549
Attn: Mr. Kevin L. Vaughn

Re:	Pressure BioSciences, Inc. Form 10-K for the year ended December 31, 2008 File No. 0-21615

Dear Mr. Vaughn:

Pursuant to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated November 20, 2009 in connection with the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the quarter ended September 30, 2009, each filed by Pressure BioSciences, Inc. (the “Company”) with the Commission, the Company hereby acknowledges as follows:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Richard T. Schumacher
President, Chief Executive Officer and Treasurer